SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 21 January, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

21 January 2020

BP chief financial officer Brian Gilvary to retire
and be succeeded by Murray Auchincloss

The board of BP p.l.c. today announced that Brian Gilvary, BP chief financial officer (CFO), has decided to retire from the company and step down from the BP board on 30 June 2020. Gilvary has had a 34-year career with BP, including over eight years as CFO.

He will be succeeded by Murray Auchincloss, currently CFO of BP's Upstream segment, who will take up the role of BP CFO and join the board on 1 July 2020. Gilvary and Auchincloss will work together between now and the end of June to ensure an orderly transition.

BP chairman Helge Lund said: "We will miss Brian's financial stewardship and strategic insights. He is one of the architects of today's BP, key to its transformation into a safer, simpler and stronger company. After a thorough selection process, the board is pleased to have chosen Murray as BP's next CFO. With his international financial and commercial experience and a deep understanding of the whole group, he will play an important role as BP continues to develop in a fast-changing energy market. On behalf of the board, I would like to thank Brian for all he has done for BP and look forward to welcoming Murray to the board."

Bob Dudley, BP group chief executive said: "I have worked closely with Brian for more than two decades and have always valued his financial expertise, strategic guidance and his unwavering dedication to the company. It is difficult to overstate the contribution he has made to BP: few CFOs have faced challenges of the scale that he has, and far fewer have managed them as successfully. As now we both approach retirement, I will miss working with him."

Brian Gilvary said: "My career with BP has been a privilege, bringing opportunities and challenges that I could not have imagined when I first started out. But now is the right time to move on: BP is in good shape - strong and ready to face the future with new leadership. I am especially proud of the talented and diverse team of people we have built and all that we have achieved together - I'm certain BP will be in good hands."

Bernard Looney, currently chief executive Upstream and BP group chief executive from 5 February 2020, said: "All of us at BP will greatly miss Brian's clarity of thought, his candour and his commitment to the company. I appreciate that he has agreed to stay in post until mid-year to ensure a successful handover to Murray. I have worked side-by-side with Murray for many years and have the utmost confidence in his ability to step into this critical role."

Brian Gilvary
Gilvary joined BP in 1986 with a PhD in mathematics from the University of Manchester. After a variety of commercial and financial roles internationally in BP's upstream, downstream and trading businesses, he became chief executive of BP's integrated supply and trading function in 2005 and in 2010 deputy CFO and head of finance. He became BP CFO and joined the board in January 2012.

During his time as CFO he has managed some of the most complex issues to face BP: leading the rebuilding and strengthening of the group's finances and the resolution of complex litigation after the Gulf of Mexico oil spill; managing the impacts of the oil price crash of 2014/15; and playing an integral role in evolving BP's position in Russia.

Gilvary is a non-executive director of Air Liquide, the Royal Navy Board and the Francis Crick Institute. Recognised for his leadership in governance and finance issues, since 2018 he has chaired the 100 Group of FTSE 100 Finance Directors. A Great Britain Age Group Triathlete, he has been a strong advocate of BP's support of the Paralympic movement.

Murray Auchincloss
Auchincloss has served as CFO for BP's Upstream segment since 2015. He took up the role after two years as Upstream deputy CFO and head of business development for the segment. Before this he had been head of the group chief executive's office from 2010-13, working directly with Bob Dudley.

Auchincloss first joined Amoco Canada in 1992 and his early career included financial and planning roles in Canada and the US. After a period as commercial director for BP's Onshore North America business, from 2005-2007 he was CFO for BP's North Sea business, including all Upstream activities in the UK and Norway. He has a degree in finance from the University of Calgary and also qualified as a Chartered Financial Analyst. He is the Deputy Director of the Aker BP board.

Notes to editors

·  The company confirms there is no further information to be disclosed under the requirements of listing rule 9.6.13R in relation to Murray Auchincloss's appointment.

·   Details of Auchincloss's remuneration and the details of the arrangements that will apply to Brian Gilvary's retirement are set out below.

Murray Auchincloss remuneration arrangements:
Full details of Murray Auchincloss's remuneration will be included in the 2020 Directors' Remuneration Report, following his appointment to the Board on 1 July 2020. His remuneration package will include:
-  Annual salary of £695,000.

-  Provisions relating to bonus opportunity, bonus deferral and performance shares as an Executive Director are all in accordance with BP's 2017 remuneration policy as approved by shareholders.

-  Auchincloss will be entitled to a cash allowance in lieu of pension equal to 15 per cent of base salary. For the purposes of his deferred pension calculation, base salary and service will be frozen as at 30 June 2020.

Brian Gilvary retirement arrangements:
-  Brian Gilvary's service contract provides for a twelve months' notice period. Notice commenced on 21 January 2020 and he will remain an employee and director of the company on his existing terms until 30 June 2020. On ceasing employment, Gilvary will be entitled to notice pay in respect of his unserved notice period.

-   He will be eligible for an annual bonus for the 2019 financial year in the normal way and to a pro rata annual bonus for the 2020 financial year. The amounts of these bonuses will be disclosed respectively in the 2019 and 2020 Directors' Remuneration Reports with 50% being deferred into shares in line with policy.

-   He will be entitled to immediate payment of his accrued pension with actuarial reduction applied to that part of his pension which relates to his service since December 2006.

-   Gilvary's share awards under BP's Executive Directors' Incentive Plan (EDIP) will be preserved in accordance with the good leaver provisions of the EDIP. Information relating to the vesting of shares under the EDIP will be updated in the 2019, 2020, 2021 and 2022 Directors' Remuneration Reports.

-   The above information is provided pursuant to section 430 (2B) of the Companies Act 2006

Further information
BP press office: +44 (0)20 7496 4076,
bppress@bp.com

Cautionary statement
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forward-looking statements - that is, statements related to future, not past events and circumstances - which may relate to one or more of the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. Actual results may differ from those expressed in such statements, depending on a variety of factors including the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.
Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 21 January 2020
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary